Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com

February 17, 2012

Via EDGAR

Terence O’Brien

Branch Chief

Securities and Exchange Commission

Station Place

100 F Street N.E.

Washington, D.C. 20549-4631

Re:	Brady Corporation

Annual Report on Form 10-K for the fiscal year ended July 31, 2011

File No. 1-14959

Dear Mr. O’Brien,

This is in response to your letter of January 31, 2012, commenting on Brady Corporation’s Form 10-K for the year ended July 31, 2011. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the year ended July 31, 2011

Item 1. Business, page 3

Technology and Product Development, page 8

1.	In future filings, please disclose the duration of your patents and trademarks. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Patents applicable to specific products extend for up to 20 years according to the date of patent application filing or patent grant, depending upon the legal term of patents in the various countries where patent protection is obtained. The Company’s trademarks are valid ten years from the date of registration, and are typically renewed on an ongoing basis.

In future filings on Form 10-K, we will provide enhanced disclosure regarding the duration of the Company’s patents and trademarks consistent with the discussion above.

Footnote 1 – Summary of Significant Accounting Policies, page 38

Sales Incentives, page 41

2.	Please revise future filings to disclose the amount of incentives recorded for each period presented or otherwise state whether such incentives have historically been material to your results of operations.

Historically, the Company has not considered the amount of incentives to be material to the Consolidated Financial Statements. The cash incentives for the years ended July 31, 2011, 2010 and 2009 were approximately $18,826,000, $12,673,000 and $7,979,000, respectively. Given the annual increases, however, the Company agrees that including the amount of incentives going forward would provide additional value to the financial statement users. In future filings on Form 10-K, the amount of cash consideration attributable to sales incentives will be disclosed.

Item 11. Executive Compensation, page 71

Equity Incentives: Long-Term Incentive Compensation, page 74

3.	Although you provide general disclosure that the Compensation Committee determines the amount of securities granted to your named executive officers with assistance from your compensation consultant, your disclosure does not convey the factors you used to determine the amount of securities you award to each of your named executive officers. In future filings, please disclose the factors the Compensation Committee used to determine the amount of securities awarded to each of your named executive officers. Please refer to Items 402(b)(1)(v) and 402(e)(1) of Regulation S-K.

The Compensation Committee requests from its outside consultant an external study on an annual basis to determine the nature and amount of long-term incentives provided to the executive officers of our peer group companies. The study is performed for each of the positions held by our executive officers while aligning the scope and responsibility of each position. The Compensation Committee utilizes the information in the external study, as well as the level and grant date fair value of prior year issuances to the executive officer, in determining in its judgment the total dollar value for each executive’s annual long-term incentives that will support the Company’s overall compensation philosophies and serve as a meaningful component of the executive officer’s market competitive compensation. In future filings on Form 10-K, the Company will provide enhanced disclosure regarding the factors that the Compensation Committee considers when awarding long-term incentives consistent with the discussion above.

Form 10-Q for the period ended October 31, 2011

Management’s Discussion and Analysis, page 16

4.	We note your statement that the primary driver for the decline in gross margin relates to the Asia-Pacific segment where the Company took on lower margin sales opportunities in an effort to offset volume declines, and the related discussion of Asia-Pacific segment profit on page 18, wherein you mention also the effects of continued price pressure and inflation on raw materials and wages. We also note that this segment experienced a decrease in annual segment profit margin during fiscal 2011. In future filings in the MD&A, please expand your discussion of gross margin and/or segment profit to provide a detailed and appropriately quantified analysis of the factors contributing to gross margin and/or segment profit declines that provides investors an understanding through the eyes of management of the impact of changes in these factors and plans to manage them. In this regard, we note your statement on page 24 of the Form 10-K that the segment continues to focus on driving operational improvements through lean as well as strategic sourcing initiatives, but you do not mention this again in the Form 10-Q. Discussion relating to specific raw materials and specific products lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Lastly, given the continued decreases in segment profit, as well as your observations that the Thailand flooding is expected to significantly impact the results of future quarters, revise future filings to identify the factors that would cause you to perform an interim test for goodwill impairment.

In the Management’s Discussion and Analysis section of future filings, the Company will enhance its discussion of gross margin and segment profit to provide a more detailed and quantified analysis of the factors affecting those results, including, where deemed appropriate, discussion of factors affecting specific raw materials or product lines. As an example, the Company has developed the following draft language to be included in the Form 10-Q for the period ended January 31, 2012 based upon preliminary quarterly results. Please note that the upcoming disclosure will be substantially similar to the language below:

Asia-Pacific sales decreased 2.7% to $86.6 million from $89.0 million for the quarter, and increased 2.4% to $184.9 million from $180.5 million for the six months ended January 31, 2012, as compared to the same periods in the prior year. Organic sales decreased 4.4% in the quarter and decreased 2.3% for the six-month period, compared to the same periods in the prior year. Segment sales increased 1.1% during the six months ended January 31, 2012 due to the fiscal 2011 acquisition of ID Warehouse. Fluctuations in the exchange rates used to translate financial results into the U.S. dollar increased sales within the segment by 1.7% for the quarter and 3.6% for the six-month period ended January 31, 2012. The decrease in organic growth for both the three and six-month period ended January 31, 2012 was primarily a result of the flooding in Thailand, which caused a significant disruption to the hard disk drive supply chain, as well as the impact from the typically slow period within the industry associated with the Chinese New Year, which occurred during the quarter ended April 30, 2011 in the prior year. These sales declines were partially offset by increased sales within the mobile handset market.

Segment profit decreased 32.9% to $7.7 million from $11.5 million for the quarter, and decreased 25.8% to $21.0 million from $28.4 million for the six months ended January 31, 2012, as compared to the same periods in the prior year. As a percentage of sales, segment profit decreased to 8.9% from 13.0% in the quarter and decreased to 11.4% from 15.7% for the six-month period, compared to the same periods in the prior year.

The decrease in segment profit for the three and six-month periods ended January 31, 2012 was primarily due to a lower margin sales mix within the mobile handset and other computing devices markets, such as e-readers and tablets. The primary contributing factor to the lower margin sales mix was the loss of market share by one of the Company’s largest mobile handset customers. In an effort to refill plant capacity and absorb overhead, the Company aggressively pursued other opportunities and while the Company continues to capture similar dollar value sales, it has been unable to capture opportunities at the same margin level as those sales that were lost. The reasons for this are as follows: increased competition from local companies who are driving down unit prices; the increased complexity of the product which results in longer run times and higher labor costs; and decreased product lifecycle which results in a shorter period to recoup tooling investments. The Company continues to focus on cost reduction and material procurement strategies to reduce cost of goods sold to mitigate the impact on profitability. These decreases were partially offset by margin improvement and mix impact from the growing and more profitable Australia business.

In addition to the factors described above, the second quarter ended January 31, 2012 was negatively impacted by the Thailand flood, which resulted in lower absorption of fixed costs within this business. The Thailand flood reduced earnings per share on a diluted basis by approximately $0.04 in the quarter ended January 31, 2012. Losses caused by the flooding are expected to be partially covered by property and business interruption insurance. The timing of the insurance recoveries could fall into subsequent periods beyond fiscal year 2012.

With respect to the portion of the Staff’s comments regarding the Company’s disclosure of the factors that would cause an interim test for goodwill impairment, we note that the following language was contained within the Management’s Discussion and Analysis section of the Form 10-Q for the period ended October 31, 2011 related to the Asia-Pacific region (beginning on page 18):

“The projections of future operating results are based on both past performance and the projections and assumptions used in the Company’s current and long-range operating plans. The Company’s estimates could be materially impacted by factors such as significant negative industry or economic trends, disruptions to the Company’s business, competitive forces, or changes in significant customers.

The North/South Asia reporting unit has goodwill of $163.7 million as of October 31, 2011. This reporting unit has faced difficulties in reduced customer demand, increased price pressures, and business disruptions due to natural disasters. The Company believes that its long-term strategies will be successful in returning the reporting unit to higher levels of profitability. The valuation of any long lived asset is inherently subjective and dependent on projections of future operating results. If operating results do not improve, the Company may adjust its estimates of future operating results or change other key variables and assumptions utilized in the goodwill impairment model. If such changes occur, these assets may be impaired in the future, which would reduce the Company’s earnings in the period in which the impairment charge is taken. Depending on the size of the impairment, the Company may fail to meet certain of the financial covenants in its revolving loan agreement, which, if not waived by the lenders, could result in the Company’s outstanding indebtedness under its debt and revolving loan agreements becoming immediately due and payable.”

The factors that would cause the Company to perform an interim test for goodwill impairment remain consistent with the items disclosed within the Form 10-Q for the period ended October 31, 2011, which are as follows: Significant negative industry or economic trends, disruptions to the Company’s business, competitive forces, or changes in significant customers.

During the second quarter ended January 31, 2012, the Company experienced events that required an interim test for goodwill impairment. Specifically, the North/South Asia reporting unit experienced a sales decline and margin erosion (negative industry or economic trends) due in large part to a major customer’s loss of market share within the mobile handset market (changes in significant customers) which the Company deems to be other than temporary. The impact of this sales decline has been offset by additional opportunities within the mobile handset market and other computing devices such as tablets and e-readers, but these sales were achieved at a lower gross margin percentage.

The Company’s plans to fill capacity and absorb overhead with these additional opportunities was partially successful; however, increased competition from local competitors drove down unit prices. While the Company continues to capture similar dollar value of sales, the gross margins are less than what was anticipated. The Company continues to work on cost reduction and material procurement strategies to reduce cost of goods sold; however, these efforts were not enough to return the reporting unit to previous levels of profitability. Based upon the current economic environment within the mobile handset market, management now believes that these events are not temporary and gross margins in the mobile handset market are not likely to improve materially in the near term.

Due to the convergence of these events in connection with a reforecast of expected fiscal 2012 financial results completed in early December 2011, the Company determined the foregoing circumstances to be indicators of potential impairment under the guidance of ASC 350, “Intangibles – Goodwill and Other.” The Company completed Step 1 of the goodwill impairment test and concluded that the net carrying value of the reporting unit exceeded the fair value. In accordance with ASC 350, the Company proceeded to Step 2 to measure the amount of the potential impairment, which indicated a goodwill impairment charge of approximately $116 million. The Step 2 analysis was presented to the Audit Committee of the Board of Directors on February 14, 2012, which concluded on that date that the Company should record an impairment charge in the amount of $115.7 million within the results for the second quarter ended January 31, 2012. The Company’s financial results for the second quarter ended January 31, 2012 were released to the public on February 16, 2012, and a Form 8-K including the quarterly press release and disclosure of the material impairment was filed with the SEC on February 16, 2012. Additional information regarding the goodwill impairment charge is contained in the earnings press release and Form 8-K filed on February 16, 2012.

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 358-6620. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ THOMAS J. FELMER

Mr. Thomas J. Felmer

Senior Vice President and Chief Financial Officer

5